Exhibit (a)(1)(xxi)

Press Bulletin
KPN Announces Successful Completion of Tender Offer for iBasis	Date 21 December 2009 Number 090pe

KPN B.V. (“KPN”) today announced that it has successfully completed its cash tender offer to acquire all the outstanding shares of common stock of iBasis, Inc. (NASDAQ: IBAS) (“iBasis”) not otherwise held by KPN. Approximately 26,300,839 shares of iBasis common stock were tendered pursuant to KPN’s offer (not including 256,037 shares with respect to which notices of guaranteed delivery were submitted). Together with the 40,121,074 shares already owned by KPN, this represents approximately 93.2% of the shares outstanding immediately prior to the expiration of the offer. It also represents approximately 83.1% of the shares outstanding immediately prior to the expiration of the offer, excluding shares owned by KPN, its affiliates and the directors and officers of KPN, its affiliates and iBasis.

KPN’s tender offer for iBasis’s shares expired as scheduled at midnight, New York City time, on Friday, December 18, 2009.  All validly tendered shares will be accepted for purchase at a price of $3.00 per share, net to the seller in cash without interest, in accordance with the terms of the tender offer, and payment for these shares will be made promptly.

KPN intends to complete the acquisition of iBasis through a merger in which all iBasis shares not validly tendered into the tender offer will be converted into the right to receive $3.00 per share, net to the holder in cash without interest, subject to applicable appraisal rights.

KPN expects that the merger will be completed on December 21, 2009. Following the completion of the merger, iBasis will become a wholly-owned subsidiary of KPN and its shares will cease to be traded on the NASDAQ Stock Market. In addition, KPN expects to announce changes to the management team of iBasis in the near term.

Payment of the merger consideration will be made following the merger upon proper presentation of certificates formerly representing iBasis shares to Computershare, the paying agent for the merger, together with a properly completed letter of transmittal. Transmittal materials will be sent to iBasis stockholders following the merger. Under applicable law, the proposed merger is not subject to the approval of the remaining stockholders of iBasis.

Contacts:
FD
Kal Goldberg/Mark McCall
212-850-5600
kal.goldberg@fd.com/mark.mccall@fd.com

KPN Media Relations +31704466300, KPN Investor Relations +31704660986

IMPORTANT INFORMATION
This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell iBasis stock. The tender offer was made pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by KPN with the SEC on July 28, 2009, as amended and supplemented (the “Schedule TO”). Shareholders of iBasis are advised to carefully read the Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC, as each may be amended and supplemented, because they contain important information relating to the offer. Shareholders of iBasis can obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Okapi Partners LLC, the Information Agent for the Offer, at 1-877-869-0171.

For further information:
Corporate Communications	Investor Relations
Media Relations
Tel: +31 070 4466300	Tel: +31 070 4460986
Fax: +31 070 4466310	Fax: +31 070 4460593
Email: press@kpn.com	Email: ir@kpn.com

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